EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

The following were significant subsidiaries of the Registrant as of December 31, 2012:

Name	State or Jurisdiction of Incorporation
MeadWestvaco Coated Board, LLC	Delaware
MeadWestvaco South Carolina, LLC	Delaware
MeadWestvaco Texas, L.P.	Delaware
MeadWestvaco Virginia Corporation	Delaware
MeadWestvaco Community Development & Land Management, LLC	Delaware
Rigesa, Celulose, Papel E. Embalagens Ltda.	Brazil